SEC File No. 82-34725

Agricore United

SUPPL

AGRICORE UNITED TO OBTAIN NEW INSTITUTIONAL TERM LOAN FACILITY

WINNIPEG, MANITOBA – (July 18, 2006) – Agricore United (TSX:AU) today announced its intention to obtain a senior secured institutional term loan facility of up to the U.S. dollar equivalent of CDN$150 million principal amount with a seven year term ("Institutional Term Loan"). The Company expects that the Institutional Term Loan will rank pari passu with its existing senior secured term debt. Scotia Capital will act as the lead arranger in connection with the Institutional Term Loan. The transaction would be subject to customary closing conditions, including consents from certain of the Company's existing secured term lenders.

The Company intends to use the net proceeds from the Institutional Term Loan to finance the acquisition and working capital of Hi Pro Feeds announced on June 30, 2006 (or to repay an advance drawn under a bridge loan arranged for such acquisition) and to refinance an existing senior secured term loan facility with a syndicate of banks maturing November 30, 2007.

Certain statements in this release contain forward-looking information. Such statements include, but are not limited to, statements that address events or activities that the Company expects or anticipates will or may occur in the future. Such statements relate to, among other things, the Company's intention to obtain the Institutional Term Loan and expectations concerning the terms and conditions of such loan and can be generally identified by the use of statements that include words such as "intends", "intention", "expects" or similar words or phrases. All of the forward-looking information in this release is qualified by these cautionary statements. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information. Certain material factors or assumptions were applied in making the statements that constitute forward-looking information, including our ability to consummate the transactions with institutional lenders on terms acceptable to the Company and our ability to obtain consents from certain of the Company's existing secured lenders, and actual results, events or activities may differ materially from those expressed or implied in such forward-looking information. Important factors that could cause actual results, events or activities to differ materially from these expectations include, among other things, deviations from our assumptions listed above and the occurrence of other risks and uncertainties that the Company is subject to. Additional information about these factors and about the material factors or assumptions underlying such forward-looking information may be found in the Company's 2005 AIF, including the risks set out under the heading "Risk Factors".

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

For more information, contact:

David Carefoot, CA, CBV
Chief Financial Officer
Agricore United
(204) 791-8814
dcarefoot@agricoreunited.com

Sherry Lees, CA
Corporate Treasurer
Agricore United
(204) 782-6433
sherry_lees@agricoreunited.com